September 10, 2009
Via facsimile and U.S. Mail
Mr. Jason N. Ader
Chief Executive Officer
Global Consumer Acquisition Corp.
1370 Avenue of the Americas, 28th Floor
New York, New York 10019

Re:   Global Consumer Acquisition Corp.
                     Revised Preliminary Proxy Statement
	         File No. 001-33803
                     Filed September 9, 2009

Dear Mr. Ader:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement
General
1. Please advise the staff if FINRA has been advised and has approved the compensation changes for underwriters, i.e., have they approved or is their approval required to; allow the deferred underwriter compensation to be partially reallocated to the financial advisors, and, paid upon stockholder approval rather than upon the consummation of the transaction.
2. Please provide an analysis explaining why you believe the proposed changes to the company`s charter and securities, i.e., warrants and stock, are not so significant that they constitute the issuance of new securities, which would be issued to current holders. Please explain why you believe Section 5 of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such securities, and, if you are relying on an exemption, please identify the exemption and explain the basis for your reliance. Please see Securities Act Rule 145.

Proxy Letter and Notice of Special Meeting
3. Revise the second to last bullet in Proposal 3 to more clearly explain the current provision and how it will be changed. In this regard, the phrase" to remove the provision which limits our powers and privileges to effecting and implementing our dissolution and liquidation in the event a business combination is not consummated..." should be changed to disclose what the current provision requires and what will be changed, including that the company will not liquidate even if it cannot complete the acquisition. Make similar changes to the second paragraph on page 78.
4. Revise the last bullet in Proposal 3 to briefly describe the provisions that are applicable to blank check companies that will be removed. Make similar changes to the bullet on page 75 addressing the same issue.
5. Revise Proposal 4 to briefly describe the current distribution and disbursement provisions of the agreement and how the Proposal would change those provisions. Make similar changes to the second paragraph on page 78. In this regard, we note on page 11 that this will allow the company to disburse monies to those seeking conversion after the vote instead of after consummation of the transaction.
6. Revise the bold disclosure to be consistent with the bold language on the Notice of Special Meeting on page 4. In this regard, and with a view towards additional disclosure, explain supplementally why "we will likely" is used and what other alternatives there might be and, why liquidation will not occur until 2010 if the proposals are not approved in September 2009.

Summary of the Proposals, page 6
7. Revise the bullets at the bottom of page 6 to disclose the approximate book value of Service 1st bank as of the most practicable date and disclose whether they have been profitable for 2008 and the interim period in 2009. In addition, disclose whether the company`s securities trade in any market.
8. Revise the first full bullet on page 8 or add another bullet to disclose that if the acquisition proposal is voted down, the company will liquidate.
9. Revise your discussion to discuss the impact of a failure to complete the contemplated transaction upon the value of any non-converting shareholders investments, including your ability to continue your existence and acquire other properties. Also, please address the impact of this vote upon the availability of the deferred underwriters` compensation.

Risk Factors, page 23
10. Add a risk factor to discuss the risk that in the event that shareholders approve the amendments to the certificate of incorporation and the merger and the merger were to fail to be completed, any shareholder who does not exercise their conversion rights would hold shares in a company which owns no assets and would have limited ability to influence the use of those assets in the future.
11. Revise the first full risk on page 26 to, "Future acquisition may be on terms that may not conform to our current business plan and asset portfolio" or similar language and disclose the current business plan and asset portfolio and how future acquisitions may be different.
12. Revise the second full risk on page 26 to also disclose in the narrative that the acquisition may be on terms that adversely affect existing shareholder book value and shareholder interests.
13. Revise the third full risk on page 26 to clearly disclose what acquisitions require stockholder vote under Delaware law and change the caption to disclose whether or not any acquisitions not requiring stockholders vote under Delaware law "will" or "will not" be put to stockholders. In addition, briefly discuss if stockholders will vote on any acquisition if the currently proposed acquisition does not occur, e.g., cannot obtain regulatory approval, after approval of stockholders.
14. Revise the second risk factor on page 32 to reflect the impact of the revised provisions upon the risk that an acquisition is not consummated.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Any accounting questions may be referred to Lindsay Bryan at
(202) 551-3417 or Senior Chief Accountant John Nolan at (202) 551-3492. Any other questions regarding the comments may be directed to
Michael Clampitt at (202) 551-3434 or to me at (202) 551-3419.

						Sincerely,

						Christian Windsor
						Special Counsel
						Office of Financial Services

CC:	Via U.S. Mail and Fax:
	Frank J. Lopez, Esq.
	Proskauer Rose LLP
	1585 Broadway
	New York, New York 10036
	Phone (212) 969-3000
	Facsimile (212) 969-2900